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                                [UHS LETTERHEAD]






                                November 30, 2001

                                                   VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Universal Hospital Services, Inc.
              SEC File No. 333-65988
              Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, Universal Hospital Services, Inc. (the "Company") hereby requests the withdrawal of the registration statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the "Commission")on July 27, 2001, as amended by Amendment Nos. 1 through 5 filed with the Commission by the Company on September 5, 2001, October 9, 2001, October 11, 2001, October 18, 2001 and October 26, 2001, respectively, and all exhibits thereto filed (the "Registration Statement").

     Due to unfavorable market conditions, the Company has determined not to proceed at this time with the registration and sale of the securities covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions regarding this application for withdrawal, please contact our counsel, Elizabeth C. Hinck, at (612) 340-8877.


                                       Best regards,


                                       /S/ John A. Gappa


                                       John A. Gappa
                                       Chief Financial Officer


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